**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

**For the month of May 2007**
**Commission File Number 333-41516**

# LUNA GOLD CORP.

(Exact name of registrant as specified in its charter)

**Suite 1050**
**625 Howe Street**
**Vancouver, BC, Canada V6C 2T6**
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:  Form 20-F ___X___ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes _____ No ___X_____

If "Yes" is marked, indicate below the file number assigned to the Registrant
in connection with Rule 12g3-2(b):82-___

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**Luna Gold Corp.**

Date:  May 3, 2007                          *"Tim Searcy"*

**Tim Searcy**, President, Chief
Executive Officer and a member of
the Board of Directors

## Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and made a part of this Report pursuant to the General Instructions for Form 6-K.

| Exhibit No. | Description |
| --- | --- |
| 1 | **News Release, Vancouver, May 3, 2007 – Luna Gold Corp. (TSXV-LGC, OTCBB-LGCU)** ("Luna" or the "Company") announces that Centerra (U.S.) Inc. has commenced work on Luna's Red Rock project in Lander County, Nevada. |



Suite 1050 - 625 Howe Street          Tel: 1-604-689-7317
Vancouver, BC V6C 2T6               Fax: 1-604-688-0094

## FOR IMMEDIATE RELEASE
## LUNA GOLD ANNOUNCES DRILLING TO COMNECE ON
## RED ROCK PROJECT, CORTEZ TREND, NEVADA

**Vancouver, May 3, 2007 – Luna Gold Corp. (TSXV-LGC, OTCBB-LGCU)** ("Luna" or the "Company") is pleased to announce that Centerra (U.S.) Inc. ("Centerra") has commenced work on Luna's Red Rock project, in Lander County, Nevada. This year's work program will focus on geologic mapping, geochemical sampling, and drilling lower plate targets.

Luna's Red Rock project borders the western boundary of the Cortez JV – the Barrick & Kennecott Joint Venture that hosts the multimillion ounce Pipeline and Cortez Hills deposits. Luna and Centerra are exploring at Red Rock for similar targets in favorable host rocks in the lower plate of the Roberts Mountains thrust fault beneath as little as 1500 feet of upper plate rocks.

Tim Searcy, Luna's President and CEO comments "The Company is pleased with Centerra's commitment to the Red Rock project. Centerra will be drilling RC holes, and is mobilizing a core rig that will be used to extend the depth of one of last year's RC holes, RRC06-08. This hole targets the intersection of the lower plate rocks and the Caetano break, a potential mineralization-controlling structure in the Cortez trend."

Last year, Centerra spent approximately US$450,000 on mapping, sampling, and drilling two holes on the Red Rock project.

Luna's strategy in Nevada is to generate projects, undertake preliminary surface work in order to identify drill targets, and then joint venture the projects to majors or intermediates for the drill testing of the targets.

**About Luna Gold Corp**

Luna is a mining exploration company with a focus on gold development in Brazil and gold exploration in Nevada.

On behalf of the Board of Directors

**LUNA GOLD CORP.**
*"Tim Searcy"*
Tim Searcy, P. Geo. – President and CEO

Website: www.lunagold.com
For further information contact Investor Relations at (604) 689-7317 or toll free at 1-866-689-7317.

**The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.**

**Forward-Looking Statements:**

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified in Luna Gold Corp.'s periodic filings with Canadian Securities Regulators. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Luna Gold does not assume the obligation to update any forward-looking statement.